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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOV 2 1 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53546

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Perryman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 1660
(No. and Street)

Dallas	Texas	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William D. Perryman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Perryman Securities, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN S. TRULL
MY COMMISSION EXPIRES
September 22, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PERRYMAN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2014

CF ACCOUNTANTS
CONSULTANTS

PERRYMAN SECURITIES, INC.

CONTENTS

ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Perryman Securities, Inc.

We have audited the accompanying statement of financial condition of Perryman Securities, Inc. (the "Company") as of September 30, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perryman Securities, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
November 18, 2014

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

PERRYMAN SECURITIES, INC.
Statement of Financial Condition
September 30, 2014

ASSETS

Cash	$	46,051
Securities owned at fair value		88,832
Commission receivable		65,218
Other assets		1,200
Other accounts receivable		90
	$	201,391

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	80,383
		80,383
Stockholder's equity		
Common stock, 1,000,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding		1,000
Retained earnings		120,008
Total stockholder's equity		121,008
	$	201,391

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Income
For the Year Ended September 30, 2014

Revenues	
Commissions	$ 647,466
Unrealized gain on investment account	15,549
Dividend income	1,794
	664,809
Expenses	
Commissions	215,511
Salaries and employment costs	25,918
Regulatory fees and expenses	10,317
Other expenses	394,989
	646,735
Income (loss) before income taxes	18,074
Provision (benefit) for federal income taxes	190
Net Income (Loss)	$ 17,884

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2014

	Common Stock	Retained Earnings	Total
Balances at September 30, 2013	$ 1,000	$ 102,124	$ 103,124
Net income (loss)		17,884	17,884
Balances at September 30, 2014	$ 1,000	$ 120,008	$ 121,008

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2014

Balance, at September 30, 2013	$	-0-
Increases		-0-
Decreases		-0-
Balance, at September 30, 2014	$	-0-

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2014

Cash flows from operating activities	
Net income (loss)	$ 17,884
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Unrealized gain on investment account	(15,500)
Change in assets and liabilities	
Increase in commission receivable	(3,171)
Decrease in other assets	13,010
Decrease in other accounts receivable	7
Increase in accounts payable and accrued expenses	28,650
Net cash provided (used) by operating activities	40,880
Cash flows from investing activities	
Purchase of marketable securities	(1,843)
Net cash provided (used) by investing activities	(1,843)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	39,037
Cash at beginning of year	7,014
Cash at end of year	$ 46,051

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 190

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Perryman Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(1), (the Customer Protection Rule), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company's customers are located throughout the United States.

Marketable securities owned are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain income and expenses included in the determination of net income are non-deductible or non-taxable for tax reporting purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision (benefit) for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2014, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 investments at September 30, 2014 and during the period then ended.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2014, the Company had net capital of approximately $54,803 and net capital requirements of $5,359. The Company's ratio of aggregate indebtedness to net capital was 1.47 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1) by not holding customer funds or safekeeping customer securities.

Note 5 - Related Party

An affiliated company has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with the affiliate under this contract through September 30, 2014, were $341,236 and are reflected in other expenses. The Company and the affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 6 - Employee Benefits

The Company has a medical expense plan used to reimburse an employee who is a Participant ("Participant") in the plan for the medical care of the Participant, the Participant's spouse and dependents not otherwise reimbursed under any other plan of the Company, and to replace Participants lost wages due to absence from work caused by occupational and non-occupational personal injuries and sickness.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2014

Schedule I

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2014

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 121,008
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		121,008
Deductions and/or charges		
Non-allowable assets:		
Commission receivable	$ (51,590)	
Other assets	(1,200)	
Other accounts receivable	(90)	(52,880)
Net capital before haircuts on securities positions		68,128
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Other securities		(13,325)
Net capital		$ 54,803

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 80,383
Total aggregate indebtedness	$ 80,383

Schedule I (continued)

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,359
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,359
Net capital in excess of required minimum	$ 49,444
Excess net capital at 1000%	$ 46,765
Ratio: Aggregate indebtedness to net capital	1.47 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

PERRYMAN SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Stockholder
Perryman Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Perryman Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Perryman Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and *(b)* Perryman Securities, Inc. stated that Perryman Securities, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to September 30, 2014 without exception. Perryman Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Perryman Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 18, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

PERRYMAN

SECURITIES, INC.

October 28, 2014

To the best of knowledge, Perryman Securities Inc., has met the specific exemption called upon under Rule 15c3-3(k)(2)(i) that the company handled no customer money or stock for the period of June 1, 2014 to September 30, 2014 without exception.

James S. Perryman
Chief Compliance Officer

12221 Merit Drive, Suite 1725 | Dallas, TX 75251 | 972.770.4800 | Fax: 972.770.4888 | www.billperryman.com

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Stockholder
Perryman Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2014, which were agreed to by Perryman Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Perryman Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Perryman Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014 with the amounts reported in Form SIPC-7 for the year ended September 30, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 18, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-053546 FINRA SEP 12/19/2001
PERRYMAN SECURITIES INC
12221 MERIT DR STE 1660
DALLAS, TX 75251

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DEB OUTLAW- 972-770-4800

2. A. General Assessment (item 2e from page 2)		$ 231.53
B. Less payment made with SIPC-6 filed (exclude interest) 4/29/2014 Date Paid		(16.02)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		215.51
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 215.51
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 215.51	
H. Overpayment carried forward	$(0.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Perryman Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3 day of November, 20 14.

Owner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 20 13
and ending 09/30, 20 14

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 664809
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		556646
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		15549
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		572195
2d. SIPC Net Operating Revenues		$ 92614
2e. General Assessment @ .0025		$ 231.53

(to page 1, line 2.A.)